TAIGA BUILDING PRODUCTS LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	December 31	March 31
	2008	2008
(in thousands of Canadian dollars)

Assets
Current:
Accounts receivable	$68,067	$104,570
Income taxes recoverable	470	384
Inventories (Note 3)	121,127	151,353
Other current assets	56	23
Prepaid expenses	2,101	1,727
	191,821	258,057

Land, buildings, equipment and leaseholds	37,997	36,152
Other long-term assets	-	-
Income taxes recoverable	-	-
Future income taxes	4,380	4,105
	$234,198	$298,314

Liabilities and Shareholders’ Equity
Current:
Revolving credit facilities	$100,107	$146,690
Accounts payable and accrued liabilities	49,002	66,495
Income taxes payable	5,443	7,425
Future income taxes	5,769	8,974
Current portion of long-term debt	79	66
Current portion of obligations under capital leases	482	311
	160,882	229,961

Long-term debt	2,816	2,423
Financial instruments (Note 9)	873	565
Obligations under capital leases	11,364	10,976
Deferred gain	14,883	15,656
Subordinated notes	128,834	128,834
	319,652	388,415
Shareholders’ Equity:
Share capital	13,229	13,229
Accumulated other comprehensive loss	(607)	(3,466)
	12,622	9,763
Deficit (Note 5)	(98,076)	(99,864)
	(85,454)	(90,101)
	$234,198	$298,314

Commitments and Contingencies (Note 7)
Subsequent Event (Note 12)
See accompanying notes to interim consolidated financial statements

TAIGA BUILDING PRODUCTS LTD.
CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
(Unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
(in thousands of Canadian dollars)

Sales	$213,803	$235,133	$827,175	$853,660
Cost of sales	192,505	211,135	736,387	762,605
Gross margin	21,298	23,998	90,788	91,055

Expenses:
Distribution	7,465	7,013	21,974	20,750
Selling and administration	11,964	11,575	42,378	40,317
Interest
Current	1,311	1,699	4,989	6,265
Long-term	50	42	137	135
	20,790	20,329	69,478	67,467
Earnings from operations	508	3,669	21,310	23,588
Subordinated debt interest expense	3,946	3,946	11,837	11,837
Other non-operating expense (income)	(258)	1,842	195	1,296
Earnings (loss) before income taxes	(3,180)	(2,119)	9,278	10,455
Income taxes (Note 4)
Current	940	(53)	8,023	4,421
Future	(1,500)	(169)	(3,431)	155
	(560)	(222)	4,592	4,576
Net earnings (loss)	(2,620)	(1,897)	4,686	5,879
Deficit, beginning	(95,456)	(91,217)	(99,864)	(94,831)

Transitional adjustment for the adoptation of new accounting policies for financial instruments	-	-	-	(46)
Deficit, beginning, after adoptation	(95,456)	(91,217)	(99,864)	(94,877)
Net Earnings (loss)	(2,620)	(1,897)	4,686	5,879
Common share dividends	-	1,652	2,898	5,768
Deficit, ending	$(98,076)	$(94,766)	$(98,076)	$(94,766)
Basic and diluted net earnings (loss) per common share	$(0.08)	$(0.06)	$0.15	$0.18
Weighted average number of common shares outstanding	32,206	32,206	32,206	32,206

See accompanying notes to interim consolidated financial statements

TAIGA BUILDING PRODUCTS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
(in thousands of Canadian dollars)

Net earnings (loss) for the period	$(2,620)	$(1,897)	$4,686	$5,879
Other comprehensive income (loss):
Unrealized gains (losses on translation of self-sustaining foreign operations	2,308	(79)	2,859	(2,625)
Comprehensive income (loss)	$(312)	$(1,976)	$7,545	$3,254

Accumulated other comprehensive loss, beginning of period	$(2,915)	$(3,919)	$(3,466)	$(1,373)
Other comprehensive income (loss):
Unrealized gain (loss) on translation of self-sustaining foreign operations	2,308	(79)	2,859	(2,625)
Accumulated other comprehensive loss, end of period	$(607)	$(3,998)	$(607)	$(3,998)

See accompanying notes to interim consolidated financial statements

TAIGA BUILDING PRODUCTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
(in thousands of Canadian dollars)

Cash provided by (used in):
Operating:
Net earnings (loss)	$(2,620)	$(1,897)	$4,686	$5,879
Adjustments for non-cash items
Amortization	812	737	2,346	2,069
Non-cash interest expense and other	62	59	122	161
Future income taxes	618	(250)	(3,480)	(236)
Mark-to-market adjustment	453	156	275	179
Loss on asset disposal	-	2,100	116	2,086
Gain recognized on sale and leaseback	(257)	(258)	(772)	(789)
	(932)	647	3,293	9,349
Changes in non-cash working capital (Note 10)	16,997	4,763	48,350	45,975
Cash flows from operating activities	16,065	5,410	51,643	55,324
Investing:
Purchase of land, buildings, equipment and leaseholds	(656)	(672)	(1,917)	(7,492)
Proceeds from disposition of equipment	-	12	14	117
Cash flows used in investing activities	(656)	(660)	(1,903)	(7,375)
Financing:
Repayment of long-term debt	(20)	(35)	(39)	(450)
Repayment of obligations under capital leases	(63)	(72)	(220)	(213)
Dividends paid	(483)	(1,652)	(2,898)	(5,768)
Cash flows used in financing activities	(566)	(1,759)	(3,157)	(6,431)
Net decrease in Revolving Credit Facilities	14,843	2,991	46,583	41,518
Revolving Credit Facilities, beginning	(114,950)	(107,105)	(146,690)	(145,632)
Revolving Credit Facilities, ending	$(100,107)	$(104,114)	$(100,107)	$(104,114)

Supplemental Disclosure of Cash Flow Information:
Interest Paid	$5,167	$5,760	$16,186	$17,699
Income Taxes Paid	$6,524	$120	$12,404	$539

Notes to the Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2008 and 2007
(Unaudited)

1.	Significant Accounting Policies

(a)	Basis of presentation

These unaudited interim financial statements follow the same accounting policies and methods used in the audited consolidated statements of the fiscal year ending March 31, 2008 except as disclosed in Note 2. However, these interim statements do not include all disclosures typical of the annual financial statements and accordingly, should be read in conjunction with the annual audited financial statements and notes included in the Taiga Building Products Ltd. Annual Report for the year ended March 31, 2008 (the "Annual Report"). In management's opinion, these unaudited interim consolidated financial statements include all adjustments necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods. A complete set of policies are available in the Annual Report.

(b)	Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

(c)	Revolving Credit Facilities

Revolving credit facilities consist of cheques issued in excess of funds on deposit and credit facilities.  Taiga has amended its cash flow statement to show the net increase (decrease) in its credit facilities. The credit facilities act as Taiga’s primary source of cash that is used on a day-to-day basis and fluctuate directly as a result of its cash flows from operating, investing and financing activities.

2.	Adoption of New Accounting Policies

Changes in accounting policies:

On April 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook section 1400, General Standards of Financial Statement Presentation (Section 1400), Handbook section 1535, Capital Disclosures (Section 1535), Handbook section 3031, Inventories (Section 3031), Handbook section 3862, Financial Instruments - Disclosures (Section 3862), and Handbook section 3863, Financial Instruments – Presentation (Section 3863).

(a)	Assessing Going Concern

Section 1400 was amended to include requirements for management to assess and disclose an entity's ability to continue as a going concern.  The Company entered into a credit agreement (the "GE Credit Facilities") with GE Canada Finance Holding Company and certain other parties dated September 1, 2005, as amended.  As at December 31, 2008, Taiga was utilizing $100.1 million of the $160 million GE Credit Facilities.  Taiga's primary source of financing will come from cash provided by operations and the GE Credit Facilities.  The Company has forecast financial results and cash flows for the remainder of the current fiscal year and the following fiscal year using the

Taiga Building Products Ltd.
Notes to the Consolidated Interim Financial Statements
Third Quarter Report for the Three and Nine Months Ended December 31, 2008

Company's best estimates of market and operating conditions. These forecasts indicate that without additional liquidity or covenant relief from its lenders, the Company may not remain in compliance with certain of its debt covenants under the GE Credit Facilities by the first quarter ended June 30, 2009.  This represents a change in estimate from the Company's previous forecasts at the end of the previous quarter and is primarily due to slowing industry conditions, and the Canada Revenue Agency and Ontario Ministry of Finance tax settlement. In addition, any severe weakening of the Canadian housing market driving reduced product demand or significant increase in bad debts in accounts receivable could further adversely impact the Company's liquidity in the short term.

In order to increase the Company's financial flexibility and remain in covenant compliance, the Company is pursuing alternatives for obtaining additional equity financing and is undertaking a rights offering (the “Rights Offering”), as described at Note 12, which the Company considers to be a prudent course of action considering the current uncertainty in the credit markets.  The Company believes it will be successful in obtaining such additional financing but there can be no assurance that will be the case.  Should economic conditions continue to deteriorate and should the Company not remain in compliance with its debt covenants, it may seek to obtain waivers, modifications or concessions from its lenders with respect to the debt covenants or otherwise renegotiate the terms of its debt in order to obtain greater financial flexibility. A failure to obtain sufficient net proceeds under the Rights Offering and not obtaining waivers, modifications or concessions from lenders, could result in a material adverse effect on the Company's financial condition, operating results, cash flows, business and prospects.

(b)	Capital disclosures

Section 1535 establishes standards for disclosing information about a company’s capital and how it is managed in order that a user of the financial statements may evaluate the company’s objectives, policies, and processes for managing capital. Beyond additional disclosure, these new standards did not have an effect on the Company’s financial position or results of operations. The new disclosures are included in Note 8.

(c)	Inventories

Section 3031, replaces Section 3030 Inventories and provides guidance on the determination of inventory cost, subsequent recognition as expense, and write-downs to net realizable value. The new standards had no material impact on the financial statements. The Company’s inventories are valued at the lower of average cost and net realizable value. Inventories consist of allied building products, lumber products and panel products.

(d)	Financial instruments

Sections 3862 and 3863 replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. The new standards revise and enhance the disclosure requirements on the nature and extent of risks arising from financial instruments and how a company manages those risks. Beyond additional disclosure, the adoption of these new pronouncements did not have an effect on the Company’s financial position or results of operations. The new disclosures are included in Note 9.

3.	Inventories

(in thousands of dollars)	As at December 31, 2008	As at March 31, 2008
Lumber products	67,817	80,182
Panel products	18,926	25,012
Allied building products	34,384	46,159
Total Inventories	121,127	151,353

Taiga Building Products Ltd.
Notes to the Consolidated Interim Financial Statements
Third Quarter Report for the Three and Nine Months Ended December 31, 2008

4.	Income Taxes

The reported income tax differs from the amount computed by applying the Canadian basic statutory tax rates to the net income.  The reasons for this difference and the related tax effects are as follows:

	Three months ended December 31,		Nine months ended December 31,
(in thousands of dollars)	2008	2007	2008	2007
Expected income tax expense	(1,018)	(742)	3,027	3,659
Other taxes	-	56	103	168
Non-deductible expense and other deductions	403	429	2,010	1,288
Other	55	35	(548)	(539)
	(560)	(222)	4,592	4,576

	Three months ended December 31,		Nine months ended December 31,
(in thousands of dollars)	2008	2007	2008	2007
Current	940	(53)	8,023	4,421
Future	(1,500)	(225)	(3,534)	(13)
Withholding Taxes	-	56	103	168
	(560)	(222)	4,592	4,576

5.	Retained Earnings (Deficit) Continuity

The following table shows Retained Earnings (Deficit) for the last three years and the nine months ended December 31, 2008, and the impact of the Stapled Unit conversion.

Pursuant to a note indenture dated September 1, 2005 (the "Indenture"), the Company issued 32,205,680 subordinated notes (the “Notes”) with a principal amount of $5.32 for an aggregate carrying amount of $171,334,217.  Under the terms of the Indenture, the Notes are unsecured, bear interest at 14% per annum and mature on September 1, 2020.  As a result of the Stapled Unit conversion, the aggregate issue price of the Notes in the amount of $171,334,217 is charged against Retained Earnings in fiscal year 2006, resulting in a negative Retained Earnings balance.  On April 26, 2006, a supplemental indenture caused the Stapled Units to be separated into common shares and subordinated notes as outlined in the audited financial statements for the fiscal year ended March 31, 2008 included in the Annual Report.

(in thousands of dollars)	Dec 31, 2008	Mar 31, 2008(1)	Mar 31, 2007	Mar 31, 2006
Retained earnings (deficit),beginning	(99,864)	(94,877)	(90,695)	88,527
Net earnings	4,686	2,230	4,096	3,602
Common share dividends	2,898	7,217	8,232	11,490
Issuance of Sub Notes	-	-	-	(171,334)
Deficit, ending	(98,076)	(99,864)	(94,831)	(90,695)

Note:

(1)	Beginning balance is shown after the transitional adjustment for the adoption of new accounting policies for financial instruments in the amount of $46.

6.	Segmented Information

Taiga operates within one business segment and has two reportable geographic segments as follows:

	Three months ended December 31,				Nine months ended December 31,
	2008		2007		2008		2007
(in thousands of dollars)	Sales	%	Sales	%	Sales	%	Sales	%
Canada	200,092	93.6	219,974	93.6	780,192	94.3	795,529	93.2
US	13,711	6.4	15,159	6.4	46,983	5.7	58,131	6.8

During the quarter, Taiga's Canadian operation had export sales of $26.6 million compared to $19.6 million in the same quarter last year. These export sales were primarily to the United States and included as part of Canadian segment in the table above.

Taiga Building Products Ltd.
Notes to the Consolidated Interim Financial Statements
Third Quarter Report for the Three and Nine Months Ended December 31, 2008

7.	Commitments and Contingencies

(a)	Contingent Liability and Associated Legal Matter

Reassessment of Tax by Canada Revenue Agency and Ontario Ministry of Finance

The Canada Revenue Agency and other provincial authorities have reviewed the 2002, 2003, 2004 and 2005 taxation years of Taiga in connection with the formation of a financing structure involving Taiga Building Products Ltd. (formerly Taiga Forest Products Ltd.), Taiga Building Products General Partnership (formerly Taiga Forest Products General Partnership) and a related financing subsidiary.

On May 16, 2007, Taiga announced that it received a notice of assessment of approximately $8.8 million of income taxes and interest payable, from the Ontario Ministry of Finance in relation to the financing structure mentioned above.

On November 22, 2007, the Canada Revenue Agency reassessed Taiga in the amount of $5.1 million related to the same financing structure. On December 13, 2007, Taiga remitted the required interim payment of $1.8 million.

The Ontario Ministry of Finance and Canada Revenue Agency reassessments include duplicate consideration of the same economic amount.

During the period ended March 31, 2008, Taiga accrued $8.6 million of income taxes and interest payable in relation to the Canada Revenue Agency and Provincial authorities’ reassessment of the financing structure.

In September, 2008, Taiga accrued a further $1.0 million of income taxes and interest payable in anticipation of a final settlement. On October 15, 2008, Taiga settled the tax reassessment in the amount of $9.6 million.

Law Suit against Tax Advisor and Former Auditor

In connection with the Canada Revenue Agency challenge of the financing structure discussed above, on June 21, 2007, the Company filed a claim in the Supreme Court of British Columbia against its former auditor and tax consultant, Deloitte & Touche, for damages for breach of contract, professional negligence, and breach of fiduciary duty arising out of the sale and implementation of a financing plan.

(b)	Arbitration with former ERP Project Provider

On October 23, 2007, Taiga terminated its contract with its ERP project provider, Laurier CIM Group Inc. for failing to meet contractual obligations. In November 2007, Taiga wrote off project costs totalling $2.1 million which is included in non-operating expenses. Taiga is arbitrating the case.

(c)	Executive transition agreements

During December 2008, the Company entered into transition agreements with three of its executives.  These agreements include consulting contracts with terms of three years each with commencement dates ranging from April 2009 to April 2012.  The consulting contracts include both fixed compensation as well as variable pay contingent upon the Company’s performance.  The annual compensation for each agreement, including both the fixed and variable portions, will range from a minimum of $111,000 to a maximum of $731,000.

(d)	Other claims

The Company is involved in certain other legal actions and claims.  It is the opinion of management that these legal matters will be resolved without material effect on the Company's consolidated financial statements.

8.	Capital Disclosures

The Company’s objectives for managing capital are to safeguard its ability to continue as a going concern, to provide a sufficient return to its shareholders, and to meet internal capital expenditure requirements. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares, or sell assets to reduce debt.

The Company manages its capital by monitoring the balance between working capital and revolving credit facilities.

Taiga Building Products Ltd.
Notes to the Consolidated Interim Financial Statements
Third Quarter Report for the Three and Nine Months Ended December 31, 2008

9.           Financial Instruments

(a)	Accounting for financial instruments

The following is a summary of Taiga’s classification of financial assets and liabilities:

Accounts receivable	Loans and receivables
Revolving credit facilities	Other financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities
Long-term debt	Other financial liabilities
Obligations under capital leases	Other financial liabilities
Subordinated notes	Other financial liabilities
Interest rate swaps	Held-for-trading
Lumber futures	Held-for-trading

The Company has no financial assets or liabilities designated as held-to-maturity or available-for-sale. Interest rate swaps and lumber futures are classified as held-for-trading financial instruments, which are carried at fair value with transaction costs expensed immediately and gains and losses recognized in net earnings in the period in which they arise. Loans and receivables and other financial liabilities are carried at amortized cost.

The carrying values of accounts receivable and accounts payable and accrued liabilities, approximate their fair values due to the short term to maturity of these instruments. The carrying amount of revolving credit facilities, obligations under capital leases, and long-term debt approximate their fair values as the liabilities bear interest rates which approximate market rates.

The quoted market price for subordinated notes was $2.18 per note as of December 31, 2008 compared to $4.95 per note as of March 31, 2008.

(b)	Nature and extent of risks arising from financial instruments

The Company is exposed to the following risks as a result of holding financial instruments: credit risk, market risk, liquidity risk and commodity price risk. The following is a description of the risks and how the Company manages its exposure to them.

(i)	Credit risk:

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk on accounts receivable from customers. Taiga extends to its customers credit, which is generally unsecured. Taiga has credit management procedures in place to mitigate the risk of losses due to the insolvency or bankruptcy of customers. The Company regularly reviews customer credit limits, monitors the financial status of customers, and assesses the collectibility of accounts receivable. However, risk exists that some customers may not be able to meet their obligations and the loss of a large receivable would have a significant negative impact on Taiga's profitability. This risk will continue to increase over the coming year as the credit crisis restricts Taiga’s customers in financing their businesses and the deterioration in the Canadian and United States housing markets erodes Taiga’s customers' revenue base.

The Company is also exposed to credit risk from the potential default by any of its counterparties on the interest swap and lumber futures contracts. The Company mitigates this credit risk by dealing with counterparties who are established major financial institutions. Taiga evaluates potential counterparties in advance of entering into such agreements and deals only with parties it anticipates will satisfy their obligations under the contracts.

Taiga Building Products Ltd.
Notes to the Consolidated Interim Financial Statements
Third Quarter Report for the Three and Nine Months Ended December 31, 2008

(ii)           Market risk:

Market risk refers to the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates. Interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Taiga utilizes significant leverage to finance day-to-day operations. The interest cost of Taiga’s revolving credit facility is predominately based on the prime rate. For the nine months ended December 31, 2008, if interest rates had been 100 basis points higher, related to revolving credit facilities, interest expense would have increased by approximately $941,000.

Taiga monitors current interest rates and selectively utilizes interest rate swap agreements to mitigate the risk. Taiga holds two interest rate swap agreements with JP Morgan Chase, N.A. and HSBC Bank of Canada as at December 31, 2008.

Counterparty	Maturity Date	Notional Amount	Fixed Interest Rate	Market Value as at		Change in Market Value
				Dec. 31, 2008	Sep. 30, 2008
JP Morgan Chase Bank, N.A.	August 31, 2010	$10,000,000	4.87%	$ (636,705)	$ (311,628)	$ (325,077)
HSBC Bank Canada	August 25, 2009	$10,000,000	4.50%	$ (236,566)	$ (133,873)	$ (102,693)
				$ (873,271)	$ (445,501)	$ (427,770)

The decrease in market value of $427,770 for the three months ended December 31, 2008 has been recorded under Selling and Administration Expenses in the Consolidated Statements of Earnings (Loss) and Retained Earnings.

Foreign exchange risk refers to the risk that the fair value or future cash flow of a financial instrument will fluctuate because of changes in foreign exchange rate. A notable amount of Taiga’s inventory purchases and sales are dominated in U.S dollars. The Company’s annual sales denominated in U.S dollars represented approximately 16.8% of total sales in previous fiscal year. As such, the relative strength of the Canadian dollar against its US counterpart has an effect on sales and earnings. Results can be adversely affected by a strengthening Canadian dollar. Taiga does not hedge its foreign exchange risk.

(iii)	Liquidity Risk

The Company’s ability to make scheduled payments or refinance its obligations depends on Taiga’s successful financial and operating performance, cash flows and capital resources, which in turn depend upon prevailing economic conditions and certain financial, business and other factors, many of which are beyond Taiga’s control. The Company’s revolving credit facilities expire on September 1, 2010. The Company will continue to review its financial needs and obtaining additional capital or restructuring its debt could be accomplished in part, through new or additional borrowings or placement of debt or equity securities. However, there can be no assurance that the Company could obtain additional capital or restructure its debt on terms acceptable to the Company or at all.

The Company’s ability to remain in compliance with certain of its debt covenants under GE Credit Facilities depends on the borrowing base connected to a marginable percentage of accounts receivable and inventories, which is subject to the Company’s future financial and operating performance. In addition, the Company’s ability to repay or refinance its indebtedness will also depend on its future financial and operating performance. The Company’s performance, in turn, will be subject to prevailing economic and competitive conditions, as well as financial, business, legislative, regulatory, industry and other factors, many of which are beyond Taiga’s control. The Company’s ability to meet its future debt service and other obligations may depend in significant part on the extent to which the Company can implement successfully its business and growth strategy. The Company cannot provide any assurance that it will be able to implement its strategy fully or that the anticipated results of its strategy will be realized.  In addition, the GE Credit Facilities also provide that an event of default will occur if any person, other than Berjaya Group Berhad ("Berjaya") or Dr. Kooi Ong Tong, directly or indirectly, acquires ownership or control over 20% or more of the Company's outstanding common shares on a fully diluted basis, resulting in the lenders being entitled to immediate repayment or termination of the facilities, among other remedies.

Taiga Building Products Ltd.
Notes to the Consolidated Interim Financial Statements
Third Quarter Report for the Three and Nine Months Ended December 31, 2008

Dr. Tong, a director and executive chairman of the Company, is the representative of Genghis S.à.r.l ("Genghis"), a private Luxembourg company controlled by a trust whose beneficiaries include members of Dr. Tong's family.  Berjaya and Genghis currently hold, directly or indirectly, approximately 39.34% and 19.37% of the outstanding common shares of the Company, respectively.

Over the past year, disruption in the United States, Canada and other credit markets has adversely affected the availability of credit and the financial markets in general.  These conditions may impair the Company’s ability to access credit markets and finance its operations and the Company cannot predict the full extent to which this disruption will affect Taiga or the markets in which Taiga operates.  There can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies. The current tightening of credit in financial markets adversely affects the ability of customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in or cancellation of orders for its products.  If the disruption continues, or results in a permanent, fundamental change in the credit markets and decreases in the general level of economic activity, Taiga’s business may be adversely affected and it may experience tightening of liquidity, reduced earnings and cash flow, as well as challenges in raising additional capital on attractive terms.  The Company is unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the United States, Canada and other countries.

(iv)	Commodity Price risk:

Taiga does not generally hedge its commodity price risk through the purchase of lumber futures contracts. Substantially all purchases are made based on current orders and anticipated sales, and most sales are made from inventory or against product on order. Inventory levels are monitored in an attempt to achieve balance between maximum inventory turnover and optimal customer service. Although Taiga strives to reduce the risk associated with price changes by maximizing inventory turnover, Taiga maintains significant quantities of inventory, which is affected by fluctuating prices. Taiga selectively enters into lumber futures contracts to hedge its inventory. Nonetheless, these positions are immaterial relative to the Company’s consolidated inventory position.

Taiga currently has the following Chicago Mercantile Exchange Random Length lumber futures contracts outstanding as at December 31, 2008.  Each contract calls for mill delivery of 110,000 board feet (plus or minus 5000 board feet) of random length 8-foot to 20-foot nominal 2-inch x 4-inch pieces. The contracts can be settled in cash of by delivery of a commodity. Details of the contracts outstanding at December 31, 2008 are as follows:

Type	No. of Contracts	Delivery Date	Average Exercise Price (USD)	Spot Price (USD)	Market Value (CAD)
CME Random Length Lumber Futures	(30)	March 2009	202	188	57,598

10.	Changes in Non-Cash Working Capital

(in thousands of dollars)	Three months ended December 31,		Nine months ended December 31,
	2008	2007	2008	2007
(Increase) Decrease in accounts receivable	53,422	38,594	36,503	44,416
(Increase) Decrease in income taxes recoverable/payable	(5,585)	1,173	(2,068)	6,161
(Increase) Decrease in inventories	(2,527)	(14,526)	30,226	13,804
(Increase) Decrease in prepaid expenses and other	(406)	-	(524)	133
Effect of Foreign Exchange on Working Capital	986	17	1,706	(2,465)
Increase (Decrease) in AP & Accrued Liabilities	(28,893)	(20,495)	(17,493)	(16,074)
	16,997	4,763	48,350	45,975

11.	Related Party Transactions

There were no related party transactions for the three and nine months ended December 31, 2008 and 2007. Taiga intends to enter into transactions, from time to time, with related parties to purchase and sell building materials inventory and for such affiliates to act as agents for Taiga entitling them to receive commissions. These transactions will be in the normal course of business and will be on the same terms as those accorded to non-related parties.

12.	Subsequent Event

The Company’s board of directors has approved a Rights Offering by way of short form prospectus whereby the Company will distribute rights that will entitle existing shareholders to purchase additional common shares. The Company will receive gross proceeds of up to $10 million if all rights are exercised. The Rights Offering is subject to regulatory and stock exchange approval. Although there is no standby commitment to guarantee the total proceeds of the Rights Offering, Berjaya and Genghis have each expressed an intention to the Company to exercise at least its basic subscription right under the Rights Offering, subject to customary conditions, and provided that in any event, neither will exercise its rights under the Rights Offering such as to acquire beneficial ownership, control or direction over 50% or more of the common shares of the Company then outstanding.